FILE NO: 333-

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact name of Trust:                              DELAWARE-VOYAGEUR UNIT
                                                          INVESTMENT TRUST,
                                                          SERIES 14

B.    Name of Depositor:                                VOYAGEUR FUND MANAGERS,
                                                          INC.

C.    Complete address of Depositor's
        principal executive offices:

                                                        One Commerce Square
                                                        Philadelphia,
                                                            Pennsylvania 19103

D. Name and complete address of agents for service:

      DELAWARE MANAGEMENT COMPANY, INC.                 CHAPMAN AND CUTLER
      Attention:  George M. Chamberlain, Jr.            Attention:
      One Commerce Square                                     Mark J. Kneedy
      Philadelphia, Pennsylvania  19103                 111 West Monroe Street
                                                        Chicago, Illinois  60603


E. Title of securities being registered: An indefinite number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/__/ Check box if it is proposed that this filing will become effective pursuant to Rule 487
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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                     DELAWARE-VOYAGEUR UNIT INVESTMENT TRUST
                                    SERIES 14

                              CROSS REFERENCE SHEET

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

            FORM N-8B-2                                              FORM S-6
            ITEM NUMBER                                        HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

1.    (a)  Name of trust                                  )
      (b)  Title of securities issued                     )   Prospectus Front Cover Page

2.    Name and address of Depositor                       )   Introduction
                                                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Trust Administration

3.    Name and address of Trustee                         )   Introduction
                                                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Trust Administration

4.    Name and address of principal                       )   Public Offering
        underwriter                                       )

5.    Organization of trust                               )   The Trust

6.    Execution and termination of                        )   The Trust
        Trust Indenture and Agreement                     )   Trust Administration

7.    Changes of Name                                     )   *

8.    Fiscal year                                         )   *

9.    Material Litigation                                 )   *


        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.     General information regarding                     )   Rights of Unitholders
          trust's securities and rights                   )   The Trust
          of security holders                             )   Trust Administration

11.     Type of securities comprising                     )   The Trust
          units                                           )

12.     Certain information regarding                     )   *
          periodic payment certificates                   )

13.     (a)  Load, fees, charges and                      )   Summary of Essential Financial
          expenses                                        )     Information
                                                          )   Public Offering
                                                          )   Trust Information
                                                          )   Trust Administration

        (b)  Certain information regard-                  )   *
               ing periodic payment plan                  )
               certificates                               )

        (c)  Certain percentages                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Public Offering

        (d)  Certain other fees,                          )   Public Offering
               expenses or charges                        )   Trust Administration
               payable by holders                         )   Trust Operating Expenses

        (e)  Certain profits to be                        )   Public Offering
               received by depositor,                     )   The Trust
               principal underwriter,                     )   Trust Operating Expenses
               trustee or affiliated persons              )

        (f)  Ratio of annual charges                      )   *
               to income                                  )

14.     Issuance of trust's securities                    )   The Trust

15.     Receipt and handling of payments                  )   *
          from purchasers                                 )

16.     Acquisition and disposition of                    )   The Trust


          underlying securities                           )   Rights of Unitholders
                                                          )   Trust Administration

17.     Withdrawal or redemption                          )   Rights of Unitholders
                                                          )   Trust Administration

18.     (a)  Receipt and disposition                      )   Rights of Unitholders
          of income                                       )

        (b)  Reinvestment of distribu-                    )   Rights of Unitholders
               tions                                      )

        (c)  Reserves or special funds                    )

                                                          )   Trust Administration

        (d)  Schedule of distributions                    )   Summary of Essential Financial Information

19.     Records, accounts and reports                     )   Rights of Unitholders
                                                          )   Trust Administration

20.     Certain miscellaneous provisions                  )   Trust Administration
          of trust agreement                              )

21.     Loans to security holders                         )   *

22.     Limitations on liability                          )
                                                          )   Trust Administration

23.     Bonding arrangements                              )   *

24.     Other material provisions of                      )   *
          trust indenture or agreement                    )


                               III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.     Organization of Depositor                         )   Trust Administration

26.     Fees received by Depositor                        )   Trust Administration

27.     Business of Depositor                             )   Trust Administration


28.     Certain information as to                         )
          officials and affiliated                        )   *
          persons of Depositor                            )

29.     Companies owning securities of                    )   *
          Depositor                                       )

30.     Controlling persons of Depositor                  )   *

31.     Compensation of Directors                         )   *

32.     Compensation of Directors                         )   *

33.     Compensation of Employees                         )   *

34.     Compensation to other persons                     )   Public Offering


                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's                           )   Rights of Unitholders
          securities                                      )

36.     Suspension of sales of trust's                    )   *
          securities                                      )

37.     Revocation of authority to                        )   *
          distribute                                      )

38.     (a)  Method of distribution                       )   Public Offering

        (b)  Underwriting agreements                      )

        (c)  Selling agreements                           )

39.     (a)  Organization of principal                    )
               underwriter                                )

                                                          )   Trust Administration

        (b)  N.A.S.D. membership by                       )
               principal underwriter                      )

40.     Certain fees received by                          )   *
          principal underwriter                           )
41.     (a)  Business of principal                        )   Trust Administration


          underwriter                                     )

        (b)  Branch offices of principal                  )   *
          underwriter                                     )

        (c)  Salesmen of principal                        )   *
          underwriter                                     )

42.     Ownership of securities of the                    )   *
          trust                                           )

43.     Certain brokerage commissions                     )
          received by principal                           )   *
          underwriter                                     )

44.     (a)  Method of valuation                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Public Offering
                                                          )   Trust Administration
                                                          )   Rights of Unitholders

        (b)  Schedule as to offering                      )   *
               price                                      )

        (c)  Variation in offering price                  )   Public Offering
               to certain persons                         )

45.     Suspension of redemption rights                   )   Rights of Unitholders

46.     (a)  Redemption valuation                         )   Rights of Unitholders
                                                          )   Trust Administration

        (b)  Schedule as to redemption                    )   *
             price                                        )

47. Purchase and sale of interests )
          in underlying securities                        )   Trust Administration

                                      V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of                    )   Trust Administration
          trustee                                         )
49.     Fees and expenses of trustee                      )   Summary of Essential Financial


                                                          )     Information
                                                          )   Trust Administration

50.     Trustee's lien                                    )   Trust Administration


          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's                   )
          securities                                      )   *


                            VII. POLICY OF REGISTRANT

52.     (a)  Provisions of trust agree-                   )
               ment with respect to                       )
               replacement or elimi-                      )   The Trust
               nation of portfolio                        )
               securities                                 )

        (b)  Transactions involving                       )
               elimination of underlying                  )   *
               securities                                 )

        (c)  Policy regarding substitu-                   )   Trust Administration
               tion or elimination of                     )
               underlying securities                      )

        (d)  Fundamental policy not                       )   *
               otherwise covered                          )

53.     Tax status of trust                               )   Tax Status
                                                          )   The Trust


                   VIII. Financial and Statistical Information

54.     Trust's securities during                         )   *
          last ten years                                  )

55.                                                       )
                                                          )

56.     Certain information regarding                     )   *


                                                          )

57.     Periodic payment certificates                     )

58.                                                       )

59.     Financial statements (Instruc-                    )   Other Matters
          tions 1(c) to Form S-6)                         )


----------------------------------
* Inapplicable, omitted, answer negative or not required

                  Preliminary Prospectus Dated October 28, 1997

               DELAWARE-VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14

                        POWER FIVE EQUITY TRUST, SERIES 2
                        POWER TEN EQUITY TRUST, SERIES 2
                     ILLINOIS BIG TEN EQUITY TRUST, SERIES 8
                    MINNESOTA BIG TEN EQUITY TRUST, SERIES 9
                     MISSOURI BIG TEN EQUITY TRUST, SERIES 8
                       PACIFIC TEN EQUITY TRUST, SERIES 4

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1,000,000 units

                                                       (A Unit Investment Trust)
--------------------------------------------------------------------------------

         The final Prospectus for Voyageur Unit Investment Trust, Series 12, Power Five Equity Trust, Series 1, Power Ten Equity Trust, Series 1, Illinois Big Ten Equity Trust, Series 7, Minnesota Big Ten Equity Trust, Series 8, Missouri Big Ten Equity Trust, Series 7 and Pacific Ten Equity Trust, Series 3 ("Series 12") is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the final Prospectus for Series 12 will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series will be different since each Series has a unique Portfolio. Accordingly the information contained in Series 12 should be considered as being intended for informational purposes only.

         A registration statement relating to the units of the above stated Series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained in this registration statement is subject to completion or amendment. Such Units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This final Prospectus for Series 12 shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         (Incorporated herein by reference is the final prospectus from Voyageur Unit Investment Trust, Series 12 (Registration No. 333-33119) as filed on September 4, 1997, which shall be used as a preliminary prospectus for the current Series of the Fund.)

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Delaware-Voyageur Unit Investment Trust Series 9 and Certain Subsequent Series, dated May 6, 1997 among Voyageur Fund Managers, Inc., as Sponsor and The Chase Manhattan Bank, as Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-20971) filed on behalf of Delaware-Voyageur Unit Investment Trust, Series 9).

1.2 Form of Trust Indenture and Agreement for Delaware-Voyageur Unit Investment Trust, Series 14 (to be filed by Amendment).

2. Opinion of counsel to the Sponsor as to legality of the Securities being registered including a consent to the use of its name under the headings "Tax Status" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered (to be filed by Amendment).

3.1 Opinion of counsel as to New York income tax status of securities being registered.

3.2      Opinion of counsel as to advancement of Funds by Trustee.

4.       Not Applicable.

5. Financial Data Schedules filed electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T (to be filed by Amendment).

6.       Written Consents

         (a) Consent of The Chase Manhattan Bank (to be filed by Amendment)
         (b) Consent of Ernst & Young LLP (to be filed by Amendment)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Delaware-Voyageur Unit Investment Trust, Series 14, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania on the 28th day of October, 1997.

                                        DELAWARE-VOYAGEUR UNIT INVESTMENT
                                           TRUST, SERIES 14
                                            (Registrant)

                                   By:  Delaware Management Company, Inc.
                                            (Depositor)

                                   By   George M. Chamberlain, Jr.
                                        Senior Vice President and Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on October 28, 1997.

     SIGNATURE                                 TITLE

Wayne A. Stork
--------------
Wayne A. Stork                     President, Chief Executive Officer and
                                     Chief Investment Officer

David K. Downes
---------------
David K. Downes                    Executive Vice President, Chief Operating
                                     Officer, Chief Financial
                                     Officer, Treasurer and Director

George M. Chamberlain, Jr.
--------------------------
George M. Chamberlain, Jr.         Senior Vice President, Secretary and Director

Richard G. Unruh
----------------
Richard G. Unruh                   Director